ALMADEN MINERALS LTD. of

#1103 – 750 West Pender St. Vancouver, B.C. V6C 2T8

LETTER AGREEMENT

APEX SILVER MINES LIMITED of

1700 Lincoln Street – Suite 3050, Denver, Colorado 80203

Option to acquire a 60% Interest in the Property (particulars of which are set forth in Schedule “A”) hereinafter referred to as the “Property”.

Dear Sirs:

This Letter Agreement sets forth an offer which, when accepted by you, shall form a binding agreement between us.  In this letter the Optionor shall mean Almaden Minerals Ltd. (“Almaden”) and its subsidiary Minera Zapata S.A. de C.V. (“Zapata”).  The Optionee shall mean Apex Silver Mines Limited (“Apex”) and its subsidiary Minera de Cordilleras S de R.L. de C.V. (“Cordilleras”).  It is contemplated that the terms hereof may, at the option of either party be incorporated into a more formal option agreement failing which, for any reason, this Letter Agreement shall prevail.

1.

This Letter Agreement is entered into on the basis of representations made by the Optionor as follows:

(a)

the Optionor does now beneficially own and hold through its subsidiary an undivided 100% right, title and interest in and to the Property;

(b)

the Property is in good standing and is free and clear of all liens, charges and encumbrances;

(c)

the Optionor has full right, power and authority in respect of the Property to enter into this Letter Agreement and to grant the option herein contemplated and has not done anything that, nor failed to do anything where such failure, might impair the Property or any part thereof;

(d)

there are no outstanding agreements or options to acquire or purchase the Property  or any part or parts thereof or any interest therein and no person has any royalty or other interest whatsoever in the save as may be created pursuant to the terms of this Agreement; and

(e)

to the best of the Optionor’s knowledge all activities on or with relation to the Property have been conducted in accordance with the laws of Mexico including environmental laws and that there has been no notice of non-compliance, or breach or any allegation of breach or non-compliance.

2.

The formal Agreement, if concluded, shall embody the terms of this Letter Agreement and other representations, warranties, terms and conditions generally accepted in the industry and specifically dealing with the Optionor’s compliance with applicable law and environmental matters in respect of the Property.

3.

For valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged by the Optionor, the Optionor hereby gives and grants to the Optionee the exclusive and irrevocable option (the "Option") to acquire, free of all liens, charges, encumbrances, claims or right of others, an undivided 60% right, title and interest in and to the Property (the “Acquirable Interest”), exercisable by making expenditures on exploration and development work on the Property (Expenditures”) and payments to Optionor (“Payments”). In this Letter Agreement a year shall be deemed to commence on February 1 and to have ended January 31 of the succeeding year.

Expenditures

(a)

on or before end of Year 1 - $250,000 (“Initial Expenditures”);

(b)

on or before end of Year 2 - an additional $350,000;

(c)

on or before end of Year 3 - an additional $500,000;

(d)

on or before end of Year 4 - an additional $1,000,000;

(e)

on or before end of Year 5 - an additional $1,500,000; and

(f)

on or before end of Year 6 - an additional $2,000,000.

Payments

(a)

on execution of this Letter Agreement - $100,000 (“Initial Payment”);

(b)

on or before commencement of year 2 - $100,000 plus 15%;

(c)

on or before commencement of year 3 - $150,000 plus 15%;

(d)

on or before commencement of year 4 - $250,000 plus 15%;

(e)

on or before commencement of year 5 - $250,000 plus 15%; and

(f)

on or before commencement of year 6 - $500,000 plus 15%.

All references herein shall be to United States Dollars.  To each Payment shall be added the appropriate Mexican IVA (15%).  Each Payment shall be made to Zapata.

Any excess of Expenditures in any year shall be created towards the obligation in order to maintain this Option in good standing to make Expenditures in any succeeding period or periods.

4.

The Parties agree that there shall be created an Area of Interest comprising any area within and/or within 2 kilometers from the outside boundaries of the Property.  Any mineral property interest acquired by either the Optionor or the Optionee within the Area of Interest shall be deemed to be part of the Property.  The cost of acquisition by the Optionee of any mineral property interest within the Area of Interest shall be included as an Expenditure.

5.

The Optionee shall during the term of the Option make all expenditures, tax and property payments and filings necessary to maintain the Property in good standing, the cost of which shall be included in Expenditures.  The Optionee shall not terminate or abandon the Option at a time when there is less than 3 months time before which an expenditure, tax and property payment or filing is required to be made to maintain the Property in good standing.

6.

The Optionee shall during the term of the Option and the operator during the joint venture shall be responsible for the fulfillment of environmental requirements and the acquisition of permits and other authorization necessary to allow, under the laws of the jurisdiction in which the Property is located, the conduct of exploration operations on the Property.

7.

The Optionee shall provide to the Optionor annually with a report detailing the exploration and development activities of the Optionee completed on the Property in the preceding year and prepared by a qualified person (as defined by Canadian National Instrument 43-101).  In the event of termination or abandonment of the Option the Optionee shall provide a similar report as to the exploration and development operations conducted from the date of the previous report, if any, up to the termination or abandonment.  The Optionor shall have, at its own expense and risk, the right, upon reasonable notice to the Optionee, access to the Property, the operation being conducted thereon and the right to examine and make copies or extracts therefrom of all records and data developed with regard to operations being conducted on the Property.  The Optionor shall have the right to make such News Releases or other dissemination of information as to operations conducted on the Property as may be required under applicable securities laws and regulations or as may be required by the policies and requirements of any Stock Exchange. The Optionor agrees to provide advance copies of any such release to the Optionee for review and comment by the Optionee before publication unless the requirements of securities regulators or of a stock exchange requires the dissemination of a release or releases within a time period which does not reasonably permit the providing of such advance copies..

8.

Upon the exercise of the Option, at the request of Optionee, the Optionor shall deliver to the Optionee transfer documents in recordable form sufficient to transfer to the Optionee or its nominee the Acquirable interest in and to the Property and the Optionee shall be entitled forthwith to record such transfer documents in the appropriate office in the jurisdiction in which the Property is located but shall hold such interest in the Property pursuant to the terms of this Letter Agreement.

9.

Upon the exercise of the Option, the Optionor and the Optionee shall enter into a single purpose joint venture for the purpose of proceeding with the continued exploration and, if warranted, development of the Property on a joint venture basis and the Optionor and the Optionee shall at the time negotiate in good faith and execute an agreement (the "Joint Venture Agreement") on the basis of the interest of the parties in the Property and the joint venture being as follows:

Optionee:

60%

Optionor:

40%

(each being referred to as the respective party’s “Initial Interest”)

10.

In any joint venture the Optionee shall be the Operator, subject to the right of the Optionor to become Operator in the event the Optionee’s interest in the Property is reduced to less than 50%, and the Joint Venture Agreement to be entered into between the Optionor and Optionee shall be on terms and conditions standard in the industry and will provide, inter alia, for establishment of a management committee, pro-rata funding of the costs and expenses associated with the further exploration and development of the Property and for the dilution of a party's joint venture interest upon failure of that party to pay its share of such costs and expenses and the conversion of a party’s interest to a 2% net smelter return (“NSR”) royalty interest in the event such party’s interest in the joint venture is reduced to 10% or less.  The NSR shall be payable in accordance with Schedule “B” or such other terms as the parties may agree to.

11.

This Letter Agreement is an option only and the expending of any funds by the Optionee under this Letter Agreement will not obligate the Optionee to make any Payment (other than the Initial Payment which is a firm commitment) or make Expenditures (other than the Initial Expenditures which are a firm commitment) and, notwithstanding anything else to the contrary contained in this Letter Agreement, no party shall be in default of any of the requirements under this Letter Agreement unless such default continues for a period of 30 days or more after the date of written notice to the defaulting party setting out the basis for such default.

12.

No party will be liable for its failure to perform any of its obligations, or meet any requirement under this Letter Agreement due to a cause beyond its reasonable control (an "Intervening Event") and all time limits imposed by this Letter Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

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This Letter Agreement and the Joint Venture Agreement shall be interpreted in accordance with the laws of the Province of British Columbia and shall enure to the benefit of and be binding upon the Optionor and the Optionee and their respective successors and permitted assigns and the Optionor and the Optionee hereby irrevocably attorn to the exclusive jurisdiction of the courts in the Province of British Columbia, subject to a binding obligation to first mediate any matter in dispute and failing resolving the dispute by mediation, referring the matter to binding arbitration conducted in British Columbia under the International Commercial Arbitration Act of British Columbia.

14.

The Optionor and the Optionee agree to execute such further and other deeds and documents, including, without limitation, the formal Option Agreement and the Joint Venture Agreement, and to give such further and other assurances as may be necessary to fully implement this Letter Agreement.

If the foregoing accurately sets forth your understanding of our agreement, kindly sign this Letter Agreement where indicated below, which will then form a binding agreement between us, subject only to the terms and conditions aforesaid.

Yours very truly,

ALMADEN MINERALS LTD.

Minera Zapata S.A. de C.V.

“Morgan Poliquin”

“Morgan Poliquin”

Per:

Per:

 Authorized Signatory

Authorized Signatory

The terms of this Letter Agreement are hereby acknowledged and accepted this __ day of February, 2007.

APEX SILVER MINES LIMITED

Minera de Cordilleras S de R.L. de C.V.

“Bob Blakestad”

“Bob Blakestad”

Per:

Per:

 Authorized Signatory

Authorized Signatory

SCHEDULE “A”

Name	Title Number	File Number	Area	Municipio	Agencia
Alicante	PENDING	EXP.-07/16114	5,089.2542	Sierra Mojada, Coahuila	Saltillo, Coahuila
Alicante Fracc. 1	PENDING	EXP.-07/16114	11.3466	Sierra Mojada, Coahuila	Saltillo, Coahuila
Viky	184992	E. 321.1/7-157	47.6941	Sierra Mojada, Coahuila	Saltillo, Coahuila
Nuestra Senora de la Luz de Cruces	185028	E. 321.1/7-156	37.7642	Sierra Mojada, Coahuila	Saltillo, Coahuila
Gamboa	192395	E. 321.1/7298	84.5735	Sierra Mojada, Coahuila	Saltillo, Coahuila

SCHEDULE “B”

NET SMELTER RETURNS

1.

.

The Royalty which may be payable to a party (hereinafter called the "Payee") by the remaining party (hereinafter called the "Payor") will be 2%  of the Net Smelter Revenue (as hereinafter defined) and will be calculated and paid to the Payee in accordance with the terms of this Schedule "B".  Terms having defined meanings in the joint venture agreement and used herein will have the same meanings in this Schedule as assigned to them in the agreement unless otherwise specified or the context otherwise requires.

2.

.

The Net Smelter Revenue will be calculated on a calendar quarterly basis and will, subject to paragraph 8, be equal to Gross Revenue less Permissible Deductions for such month.

3.

The following words will have the following meanings:

(a)

"Gross Revenue" means the aggregate of the following amounts received in each quarterly period:

(i)

the revenue received by the Payor from arm's length purchasers of all Mineral Products,

(ii)

the fair market value of all Mineral Products sold by the Payor in such quarter to persons not dealing at arm's length with the Payor, and

(iii)

any proceeds of insurance on Mineral Products;

(b)

“Mineral Products” means the end products derived   SUGGEST THAT PROVISION BE MADE TO INCLUDE DIRECT SALES OF ORES BEFORE BENFICIATION.

(c)

"Permissible Deductions" means the aggregate of the following charges (to the extent that they are not deducted by any purchaser in computing payment) that are paid in each quarterly period:

(i)

sales charges levied by any sales agent on the sale of Mineral Products,

(ii)

transportation costs for Mineral Products from the Property to the place of beneficiation, processing or treatment and thence to the place of delivery of Mineral Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

(iii)

all costs, expenses and charges of any nature whatsoever which are either paid or incurred by the Payor in connection with refinement or beneficiation of Mineral Products after leaving the Property, including all weighing, sampling, assaying and representation costs, metal losses, any umpire charges, and any penalties charged by the processor, refinery or smelter, and

(iv)

all insurance costs on Mineral Products,

provided that where a cost or expense otherwise constituting a Permissible Deduction is incurred by the Payor in a transaction with a party with whom it is not dealing at arm's length (as that term is defined in the Tax Act), such cost or expense may be deducted, but only as to the lesser of the actual cost incurred by the Payor or the fair market value thereof, calculated at the time of such transaction and under all the circumstances thereof.

4.

The Royalty will be calculated and paid within thirty (30) days after the end of each calendar quarter.  Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to

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show the payment's derivation (the "Statement") must be submitted with the payment.

5.

If final amounts required for the calculation of the Royalty are not available within the time period referred to in section 4 of this Schedule "B", then provisional amounts will be estimated and the Royalty paid on the basis of this provisional calculation.  Positive or negative adjustments will be made to the Royalty payment of the succeeding month.

6.

All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice (the "Objection Notice") describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Payee of the Statement.  If the Payee objects to a particular Statement as herein provided, the Payee will, for a period of sixty (60) days after the Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by the auditors of the Payee.  If such audit determines that there has been a deficiency or an excess in the payment made to the Payee, such deficiency or excess will be resolved by adjusting the next monthly Royalty payment due hereunder.  The Payee will pay all the costs and expenses of such audit unless a deficiency of two and one-half (2-1/2%) percent or more of the amount due is determined to exist.  The Payor will pay the costs and expenses of such audit if a deficiency of two and one-half (2-1/2%) percent or more of the amount due is determined to exist.  All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with Canadian generally accepted accounting principles.  Failure on the part of the Payee to make claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and Royalty payments for such month.

7.

At the election of the Payee made in writing at least ninety (90) days prior to the first payment on account of the Royalty (which election may not be rescinded without the consent of the Payor), the Payee may elect to receive the Royalty in kind, provided that any extra costs or expenses incurred by the Payor as a result of such election and payment of the Royalty in kind will be for the account of the Payee and will be due on demand.

8.

All profits and losses resulting from the Payor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to Mineral Products which are precious metals (collectively, "Hedging Transactions") are specifically excluded from calculations of the Royalty pursuant to this Schedule "B" (it being the intent of the parties that the Payor will have the unrestricted right to market and sell Mineral Products to third parties in any manner it chooses and that the Payee will not have any right to participate in such marketing activities or to share in any profits or losses therefrom).  All Hedging Transactions by the Payor and all profits or losses associated therewith, if any, will be solely for the Payor's account.  The amount of Net Smelter Revenue derived from all Mineral Products subject to Hedging Transactions by the Payor will be determined pursuant to the provisions of this paragraph 8 and not paragraph 2.  As to precious metals subject to Hedging Transactions by the Payor, Net Smelter Revenue will be determined without reference to Hedging Transactions and will be determined by using, for gold, the quarterly average price of gold, which will be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were quoted, and for silver, the quarterly average price of silver, which shall be calculated by dividing the sum of all New York Commodity Exchange ("COMEX") prices for silver quoted by and at the closing of COMEX reported for the calendar quarter in question by the number of days for which such prices were quoted, less, in each case, an amount reasonably equivalent to the deductions permitted by paragraph 3(b).  Any Mineral Products subject to Hedging Transactions will be deemed to be sold, and revenues received therefrom, only on the date of final settlement of the amount of refined Mineral Products allocated to the account of the Payor by a third party refinery in respect of such transactions.  Furthermore, the Payor will have no obligation to fulfil any futures contracts, forward sales, gold loans or other Hedging Transactions which the Payor or any of its Associated Companies may hold with Mineral Products.

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